Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FIRST BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

318687 10 0

(CUSIP Number)

Mark E. Gardner

1414 East Primrose, Suite 100

Springfield, Missouri 65804

(417) 447-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Joseph T. Porter, Jr.

Polsinelli Shughart PC

100 South Fourth Street, Suite 1000

St. Louis, MO 63102

(314) 552-6828

October 14, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons: Mark E. Gardner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 37,850
	(8)	Shared voting power 90,854
	(9)	Sole dispositive power 37,850
	(10)	Shared dispositive power 90,854
(11)	Aggregate amount beneficially owned by each reporting person 128,704 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.3%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share, of First Bancshares, Inc., a Missouri corporation (the “Company”), whose principal executive offices are located at 142 East First Street, P.O. Box 777, Mountain Grove, Missouri 65711.

Item 2. Identity and Background

(a)	Mark E. Gardner

(b)	1414 East Primrose, Suite 100, Springfield, Missouri 65804

(c)	President, Gardner Capital, Inc., 1414 East Primrose, Suite 100, Springfield, Missouri 65804

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3. Source and Amount of Funds or Other Consideration

On October 14, 2011, Mr. Gardner, jointly with his spouse, Valia Gardner, purchased 23,000 additional shares of Common Stock, which caused Mr. Gardner’s beneficial ownership of the issued and outstanding shares of the Company to increase by more than 1.0% from Amendment No. 1 to the filing. The purchase price for shares acquired on October 14, 2011, was $7.00 per share.

As of the date hereof, Mr. Gardner beneficially owns 128,704 shares, representing approximately 8.3% of the issued and outstanding Common Stock of the Company. Such percentage is calculated based on 1,550,815 shares of Common Stock issued and outstanding as reflected in the Company’s Form 10-K for the fiscal year ended June 30, 2011.

Mr. Gardner holds 37,000 shares in certificate format, titled solely in his name, and 23,000 shares in certificate format jointly with Mrs. Gardner. Mr. Gardner also is the sole owner of 850 shares held in book-entry format at Charles Schwab & Co., Inc., titled “Mark Gardner.” Mr. and Mrs. Gardner jointly own 67,854 shares held in book-entry format at Smith, Moore & Co., titled “Mark Gardner and Valia Gardner JTTEN.”

All shares beneficially owned by Mr. Gardner were purchased with his personal funds.

Item 4. Purposes of Transaction

Mr. Gardner has increased his percentage ownership as an investment opportunity. At this time, the reporting person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned: 128,704 shares of Common Stock, representing approximately 6.82% of all of the outstanding shares in the class.

(b)	1. Sole power to vote or direct vote: 37,850

2.	Shared power to vote or direct vote: 90,854 (shares held jointly by Mr. and Mrs. Gardner)

3.	Sole power to dispose or direct the disposition: 37,850

4.	Shared power to dispose or direct the disposition: 90,854 (shares held jointly by Mr. and Mrs. Gardner)

(c)	During the 60 days prior to the purchase event triggering this filing and subsequent thereto, Mr. Gardner, jointly with Mrs. Gardner, purchased the following shares of Common Stock in a private transaction from an individual shareholder:

Date of Transaction	Quantity	Price Per Share
10/14/2011	23000	7.00

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

Item 8. SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2011	/s/ Mark E. Gardner
Mark E. Gardner

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